Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-202354

Pricing Supplement
(To Prospectus dated May 1, 2015

and Series M Prospectus Supplement dated September 11, 2017)

March 2, 2018

$2,000,000

Floating Rate Linked Notes, due March 6, 2028, Linked to the Consumer Price Index

•	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and return of the principal amount on the notes are subject to our credit risk.
•	The CUSIP number for the notes is 06048WVX5.
•	The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000.
•	The notes are designed for investors who wish to receive monthly interest income, where, as described below, the amount of such interest depends on the level of the Consumer Price Index (the “CPI”).
•	Interest will be paid monthly on the 6th day of each month, beginning on April 6, 2018, up to and including the Maturity Date.
•	The annualized interest rate for each monthly interest period will equal the sum of (a) the applicable CPI Inflation Adjustment (as defined below) plus (b) the Spread (as defined below).
•	It is possible that you will not receive any interest payments on the notes. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00%. We further describe how to determine the interest payable on the notes beginning on page PS-4.
•	As described in more detail below, the “CPI Inflation Adjustment” will equal the percentage change in the CPI between (a) the month that is 15 months prior to the month in which the applicable interest period begins and (b) the month that is three months prior to the month in which the applicable interest period begins.
•	The Spread is 1.00%.
•	At maturity, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.
•	Prior to maturity, the notes are not redeemable at our option or repayable at your option.
•	The notes will not be listed on any securities exchange.
•	The initial estimated value of the notes is less than the public offering price. As of March 2, 2016 (the “pricing date”), the initial estimated value of the notes is $961 per $1,000 in principal amount. See “Summary” on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-9 of this pricing supplement and “Structuring the Notes” on page PS-21 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price	100.0000%(1)	$ 2,000,000
Underwriting Discount	2.3125%(1)	$ 46,250
Proceeds (before expenses) to BAC	97.6875%	$ 1,953,750
(1)	The issue price for investors purchasing the notes in fee-based advisory accounts will be greater than or equal to $985 per note, assuming no custodial fee is charged by a selected dealer, and greater than or equal to $990 per note, assuming the maximum custodial fee is charged by a selected dealer. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-9 of this pricing supplement, page S-5 of the attached prospectus supplement, and page 9 of the attached prospectus. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on March 6, 2018 against payment in immediately available funds.

Series M MTN prospectus supplement dated September 11, 2017 and prospectus dated May 1, 2015

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	PS-3
RISK FACTORS	PS-9
DESCRIPTION OF THE NOTES	PS-13
THE CONSUMER PRICE INDEX	PS-16
SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST	PS-19
STRUCTURING THE NOTES	PS-21
VALIDITY OF THE NOTES	PS-21
U.S. FEDERAL INCOME TAX SUMMARY	PS-22
ERISA CONSIDERATIONS	PS-24

SUMMARY

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

Payments on the notes depend on our credit risk and on the performance of the CPI. The economic terms of the notes are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements we enter into. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-9 and “Structuring the Notes” on page PS-21.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

What are the notes?

The notes are senior debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to our credit risk.

The notes differ from traditional debt securities in that their return will be linked to changes in the CPI (as defined below). Interest payable on the notes may be more or less than the rate that we would pay on a conventional fixed-rate or floating-rate debt security with the same maturity, and may be 0.00% per annum.

Investors in the notes should have a view as to the CPI and related interest rate movements, must be willing to forgo guaranteed market rates of interest for the term of their investment in the notes, and must be willing to accept that the interest rate may be 0.00% per annum.

Will you receive interest on the notes?

Yes, subject to the following terms. The amount of interest due for any interest period will be determined based on a rate equal to the sum of (a) the applicable CPI Inflation Adjustment (as determined by the calculation agent) plus (b) the Spread.

The annualized interest rate for each monthly interest period may be as low as 0.00%. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00%. The interest payment for each interest period will be paid monthly in arrears on the 6th day of each month, beginning on April 6, 2018, up to and including the Maturity Date.

Interest is computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date of the notes falls on a day that is not a business day (as defined below), we will make the required payment on the next business day, and no additional interest will accrue in respect of the payment made on the next business day.

Are the notes equity or debt securities?

The notes are our senior debt securities. However, these notes differ from traditional debt securities in that payments of interest are linked to the CPI. The interest that we will pay to you on the notes may be more or less than the rate that we would pay on a conventional fixed-rate or floating-rate debt security with the same maturity. The notes have been designed for investors who are willing to forgo guaranteed market rates of interest on their investment, such as fixed or floating interest rates paid on conventional non-callable debt securities.

Will you receive your principal at maturity?

Yes. If you hold the notes until maturity, you will receive your principal amount and any accrued and unpaid interest on the notes, subject to our credit risk. See “Risk Factors— Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.” However, if you sell the notes prior to maturity, you may find that the market value of the notes may be less than the principal amount of the notes.

How will the rate of interest on the notes be determined?

The calculation agent will determine the applicable interest rate for each monthly interest period using the following formula:

Interest Rate = CPI Inflation Adjustment + Spread

In no event will the annualized interest rate applicable to any interest period be less than 0.00%.

The “CPI Inflation Adjustment” for each interest period will be determined by the calculation agent using the following formula and then expressed as a percentage:

“CPIA” means the level of the CPI first published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS,” or the “Index Sponsor,” without regard to any subsequent corrections or revisions to that first published level) for the month that is three calendar months prior to the month in which the relevant interest period begins. For example, CPIA for the interest to be paid in January of each year will be the CPI for September of the prior year. (This is because the interest period for the interest payment that will be made in January begins in the preceding December, and the third month prior to December is September.)

“CPIB” means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions of that first published level) for the month that is one year prior to the month used to determine CPIA.

The CPI Inflation Adjustment will be rounded to the nearest one-hundred thousandth of a percent.

The Spread is 1.00%.

What does the CPI measure?

The CPI is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment (CPI-U NSA) published by the BLS. The CPI is a measure of the prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

What have been the historic levels of the CPI?

There have been periods of volatility in the CPI, and such volatility may occur in the future. The table on page PS-17 shows the monthly levels of the CPI since January 2008. However, it is not possible to accurately predict the levels of the CPI or the performance of the notes in the future. Past levels of the CPI are not necessarily indicative of future levels for any other period.

How will you be able to find the level of the CPI?

You can obtain the level of the CPI from Bloomberg® using the symbol “CPURNSA <Index>”, or from the BLS’s internet website at www.bls.gov/cpi/home.htm. Please note that any information available from these sources is not part of, nor should it be deemed to be incorporated into, this pricing supplement.

Examples: Below are three examples of the calculation of the annualized interest rate payable on a hypothetical interest payment date for the notes. The examples are based on the Spread of 1.00%. The hypothetical CPIB was 233.546. These examples are for purposes of illustration only. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any interest period will depend on the actual levels of the CPI for the relevant months.

Example 1: In this example, suppose the hypothetical CPIA is 208.220, which is less than CPIB. The hypothetical annualized rate of interest for the interest payment to be made would be:

= [(208.220/233.546) – 1] + 1.00%

= -10.844116% + 1.00%

= -9.844116%

Because the annualized interest rate applicable to any interest period may not be less than 0.00%, the hypothetical interest rate for the monthly interest period in this example would be equal to 0.00%.

Example 2: In this example, suppose the hypothetical CPIA is 235.946. The hypothetical annualized rate of interest for the interest payment to be made would be:

= [(235.946/233.546) – 1] + 1.00%

= 1.027635% + 1.00%

= 2.027635%

Example 3: In this example, suppose the hypothetical CPIA is 241.713. The hypothetical annualized rate of interest for the interest payment to be made would be:

= [(241.713/233.546) – 1] + 1.00%

= 3.496956% + 1.00%

= 4.496956%

Who will determine the interest rate applicable to each interest amount?

A calculation agent will make all the calculations associated with determining each interest payment. We have appointed our subsidiary, Merrill Lynch Capital Services, Inc. (“MLCS”), to act as calculation agent. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

Who is the selling agent for the notes?

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting as our selling agent in connection with this offering and will be compensated based on the total principal amount of notes sold. The selling agent is not your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon this pricing supplement, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

We have registered the notes with the SEC in the United States. However, we are not registering the notes for public distribution in any jurisdiction other than the United States. The selling agent may solicit offers to purchase the notes from non-U.S. investors in reliance on available private placement exemptions. See the section entitled “Supplemental Plan of Distribution (Conflicts of Interest)—Selling Restrictions” in the prospectus supplement.

How are the notes treated for U.S. federal income tax purposes?

We intend to take the position that the notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Assuming the notes are properly treated as contingent payment debt instruments, you will be required to include income on the notes over their term based upon a comparable yield.

If you are a Non-U.S. Holder, payments on the notes generally will not be subject to U.S. federal income or withholding tax, as long as you provide us with the required completed tax forms.

See the section entitled “U.S. Federal Income Tax Summary.”

Will the notes be listed on an exchange?

No. The notes will not be listed on any securities exchange, and a market for them may never develop.

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (commonly referred to as “ERISA”) or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made such determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations.”

Are there any risks associated with your investment?

Yes. An investment in the notes is subject to risk. Please refer to the section entitled “Risk Factors” on the next page of this pricing supplement and page S-5 of the prospectus supplement.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

It is possible that after you may not earn a return on your investment. The interest payable on the notes during any interest period, will depend on the CPI Inflation Adjustment, determined as of the relevant interest determination date. As a result, you could receive little or no payment of interest on one or more of the interest payment dates during the term of the notes. If the sum of the CPI Inflation Adjustment and the Spread is constantly less than or equal to 0.00% on each interest determination date over the term of the notes, even if the sum of the CPI Inflation Adjustment and the Spread exceeds 0.00% during other days during each interest period, your return on the notes would be limited to the principal amount.

We have no control over various matters, including economic, financial and political events, which may affect the level of the CPI, and thus the CPI Inflation Adjustment. In recent years, the Spread Differential has been volatile, and such volatility may be expected in the future. However, historical performance is not necessarily indicative of what may occur in the future. You should have a view as to CPI and related interest rate movements, and must be willing to forgo guaranteed market rates of interest for the term of the notes, before investing.

Your yield may be less than the yield on a conventional debt security of comparable maturity. It is possible that the annualized rate of interest for any interest period will not be greater than 0.00%. If the CPI Inflation Adjustment is negative, and the sum of the CPI Inflation Adjustment and the Spread is less than or equal to 0.00% in any monthly interest period, the annualized interest rate for that interest period will be equal to 0.00%. Even if the CPI Inflation Adjustment is greater than such an amount, the resulting interest rate may be less than returns otherwise payable on other debt securities with similar maturities. In addition, while increases in the levels of the CPI will increase the rate of interest payable on the notes, changes in these levels will not increase the principal amount payable to you at maturity.

Even if interest is paid on the notes, the yield that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money, including inflation.

An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of 10 years. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time. In addition, if you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the CPI increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the CPI, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The public offering price you pay for the notes exceeds their initial estimated value. The initial estimated value of the notes that is provided in this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of market interest rates, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" on page PS-21. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including the CPI. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

The BLS, as sponsor of the CPI, may adjust the calculation of the CPI in a way that affects its value, and the BLS has no obligation to consider your interests. There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that reduces the level of the CPI. Similarly, the BLS may alter, discontinue, or suspend calculation or dissemination of the CPI. Any of these actions could adversely affect the value of the notes. The BLS will have no obligation to consider your interests in calculating or revising the CPI.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•	The Level of the CPI. We expect that the market value of the notes will depend substantially on the amount by which the levels of the CPI are expected to exceed or not exceed its levels in a previous year. If you sell your notes when the levels or expected levels of the CPI are less than, or expected to be less than, its levels in the previous year (for example, in a period of deflation), or are not, or are expected to not be, sufficiently in excess of the previous year’s levels to result in the applicable monthly interest rate payable on the notes equaling or exceeding market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity because of the expectation that the levels of the CPI will remain at levels that result in insufficient interest being payable on the notes. However, as the level of the CPI increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.
•	Volatility of the CPI. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the level of the CPI has had periods of volatility. The volatility of the level of the CPI during the term of the notes may vary. Increases or decreases in the volatility of the CPI may have an adverse impact on the market value of the notes.
•	Economic and Other Conditions Generally. The general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may affect the levels of the CPI and the market value of your notes.
•	Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

•	Time to Maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of the CPI prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current level of the CPI.

Consumer prices may change unpredictably, affecting the level of the CPI and the market value of the notes in unforeseeable ways. Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the market value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We or one or more of our affiliates, including the selling agent, also may issue, or our affiliates may underwrite, other financial instruments with returns linked to the CPI. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

You must rely on your own evaluation of the merits of an investment linked to the CPI. In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in the CPI and inflation, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the CPI may at any time have significantly different views from those of ours or our affiliates. For these reasons, you are encouraged to derive information concerning the CPI and inflation from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if the CPI is unavailable. See the section entitled “Description of the Notes—Discontinuance of the CPI; Alteration of Method of Calculation.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series M” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes are issued in minimum denominations of $1,000, and whole multiples of $1,000. The notes will mature on March 6, 2028.

Prior to maturity, the notes are not redeemable at our option or repayable at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

The calculation agent will determine the applicable CPI Inflation Adjustment for each interest period. The annualized interest rate for each interest period will equal the sum of (a) the applicable CPI Inflation Adjustment plus (b) the Spread.

The annualized interest rate for each monthly interest period may be as low as 0.00%. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00%.

Each interest payment due for a monthly interest period will be paid in arrears on the 6th day of each month of each year over the term of the notes, beginning April 6, 2018, and ending on the maturity date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. Each monthly interest period (other than the first monthly interest period from, and including, the original date of issuance of the notes to, but excluding, April 6, 2018) will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date, as applicable. If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding monthly interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be one business day prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The interest rate for each interest period will be reset on the first day of that interest period, which we refer to as the “interest reset date.” Once determined by the calculation agent, the applicable interest rate for each monthly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or the maturity date, as applicable).

The relevant “CPI Inflation Adjustment” will be determined by the calculation agent using the following formula and then expressed as a percentage:

CPIA means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions to that first published level) for the month that is three calendar months prior to the month in which the relevant interest period begins. For example, CPIA for the interest to be paid in January of each year will be the CPI for September of the prior year.

“CPIB” means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions of that first published level) for the month that is one year prior to the month used to determine CPIA.

The Spread is 1.00%.

Payment at Maturity

On the maturity date, you will be paid the principal amount of the notes and any accrued and unpaid interest on the notes, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes” above.

Regardless of the amounts of the interest payable during each interest period over the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Discontinuance of the CPI; Alteration of Method of Calculation

If the CPI is permanently cancelled or is not calculated and announced by the BLS, but (a) is calculated and announced by a successor sponsor (the “Successor Sponsor”) acceptable to the calculation agent, or (b) is replaced by a successor index (the “Successor Index”) using, in the determination of the calculation agent, the same, a substantially similar, or an otherwise appropriate formula for the method of calculation as used in the calculation of the CPI, then the CPI for purposes of the notes will be deemed to be replaced by the index so calculated and announced by that Successor Sponsor or that Successor Index, as the case may be. If the calculation agent selects a Successor Index, the calculation agent will cause written notice to be promptly furnished to the trustee, to us, and to the holders of the notes.

If the CPI is rebased or similarly adjusted at any time (as rebased or adjusted, the “Rebased Index”), the calculation agent will determine the CPI and the monthly interest rates using the Rebased Index.

If the CPI is permanently cancelled or is not calculated and announced by a Successor Sponsor or replaced by a Successor Index, then the calculation agent will notify the trustee, us and the holders of the notes and will calculate the appropriate levels of the CPI in a commercially reasonable manner.

Notwithstanding these alternative arrangements, discontinuance of the publication of the CPI may adversely affect trading in the notes.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the amount of each CPI Inflation Adjustment and each interest payment, Successor Indices, Rebased Indices, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the U.S. Bankruptcy Code, to the original public offering price of the notes.

Listing

The notes will not be listed on any securities exchange.

THE Consumer Price INDEX

General

We have obtained all information regarding the CPI contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available sources. This information reflects the policies of, and is subject to change by, the BLS. The BLS is not involved in the offering of the notes in any way and has no obligation to consider your interests as a holder of the notes. The BLS has no obligation to continue to publish the CPI, and may discontinue publication of the CPI at any time in its sole discretion. The consequences of the BLS discontinuing publication of the CPI are described in the section entitled “Description of the Notes—Discontinuance of the CPI; Alteration of Method of Calculation.” None of us, the calculation agent, or the selling agent assumes any responsibility for the calculation, maintenance, or publication of the CPI or any successor index, or the accuracy or completeness of any information relating to the CPI.

The CPI for purposes of the notes is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment, which is published monthly by the BLS. The BLS makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the BLS on its internet website www.bls.gov/cpi/home.htm, and is currently available only for reference purposes on Bloomberg® using the symbol “CPURNSA <Index>”. A schedule of the dates for upcoming releases of the CPI may be found at the Index Sponsor’s internet website at www.bls.gov/schedule/news_release/cpi.htm. Please note that any information available from these sources is not part of, nor should it be deemed to be incorporated into, this pricing supplement.

The CPI is a measure of prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds, and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees, and others not in the labor force. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

Historical Levels of the CPI

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the level of the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the level of the CPI, and those changes may be significant.

The following table shows the historical monthly levels of the CPI from January 2008 through January 2018, as reported by the Index Sponsor and published on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”, as well as the percentage change of each monthly CPI level as compared to the CPI level of the prior year. We do not make any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

Monthly Levels of the CPI and Year–Over-Year Percentage Changes in the Level of the CPI
	2008		2009		2010		2011		2012
	Level	% Change Year-Over-Year	Level	% Change Year-Over-Year	Level	% Change Year-Over-Year	Level	% Change Year-Over-Year	Level	% Change Year-Over-Year
January	211.080	4.28029%	211.080	4.28029%	216.687	2.62571%	220.223	1.63185%	226.665	2.92522%
February	211.693	4.02656%	211.693	4.02656%	216.741	2.14333%	221.309	2.10758%	227.663	2.87110%
March	213.528	3.98146%	213.528	3.98146%	217.631	2.31396%	223.467	2.68160%	229.392	2.65140%
April	214.823	3.93689%	214.823	3.93689%	218.009	2.23645%	224.906	3.16363%	230.085	2.30274%
May	216.632	4.17554%	216.632	4.17554%	218.178	2.02099%	225.964	3.56865%	229.815	1.70425%
June	218.815	5.02179%	218.815	5.02179%	217.965	1.05335%	225.722	3.55883%	229.478	1.66399%
July	219.964	5.60012%	219.964	5.60012%	218.011	1.23519%	225.922	3.62872%	229.104	1.40845%
August	219.086	5.37186%	219.086	5.37186%	218.312	1.14810%	226.545	3.77121%	230.379	1.69238%
September	218.783	4.93693%	218.783	4.93693%	218.439	1.14368%	226.889	3.86836%	231.407	1.99128%
October	216.573	3.65519%	216.573	3.65519%	218.711	1.17219%	226.421	3.52520%	231.317	2.16234%
November	212.425	1.06957%	212.425	1.06957%	218.803	1.14316%	226.230	3.39438%	230.221	1.76413%
December	210.228	0.09141%	210.228	0.09141%	219.179	1.49572%	225.672	2.96242%	229.601	1.74102%
	2013		2014		2015		2016		2017
	Level	% Change Year-Over-Year	Level	% Change Year-Over-Year	Level	% Change Year-Over-Year	Level	% Change Year-Over-Year	Level	% Change Year-Over-Year
January	230.280	1.59486%	233.916	1.57895%	233.707	-0.08935%	236.916	1.37309%	242.839	2.50004%
February	232.166	1.97792%	234.781	1.12635%	234.722	-0.02513%	237.111	1.01780%	243.603	2.73796%
March	232.773	1.47390%	236.293	1.51220%	236.119	-0.07364%	238.132	0.85254%	243.801	2.38061%
April	232.531	1.06309%	237.072	1.95286%	236.599	-0.19952%	239.261	1.12511%	244.524	2.19969%
May	232.945	1.36197%	237.900	2.12711%	237.805	-0.03993%	240.229	1.01932%	244.733	1.87488%
June	233.504	1.75442%	238.343	2.07234%	238.638	0.12377%	241.018	0.99733%	244.955	1.63349%
July	233.596	1.96068%	238.250	1.99233%	238.654	0.16957%	240.628	0.82714%	244.786	1.72798%
August	233.877	1.51837%	237.852	1.69961%	238.316	0.01951%	240.849	1.06287%	245.519	1.93897%
September	234.149	1.18493%	238.031	1.65792%	237.945	-0.03613%	241.428	1.46378%	246.819	2.23296%
October	233.546	0.96361%	237.433	1.66434%	237.838	0.17057%	241.729	1.63599%	246.663	2.04113%
November	233.069	1.23707%	236.151	1.32235%	237.336	0.50180%	241.353	1.69254%	246.669	2.20258%
December	233.049	1.50174%	234.812	0.75649%	236.525	0.72952%	241.432	2.07462%	246.524	2.10908%

	2018
	Level	% Change Year-Over-Year
January	247.867	2.07051%
February
March
April
May
June
July
August
September
October
November
December

The following graph sets forth, for the period from January 2008 to January 2018:

•	the percentage change of the CPI for each calendar month, as compared to the same month in the prior fiscal year; and
•	the percentage change described above added to the Spread of 1.00% and adjusted to reflect the minimum payable interest rate of 0.00%.

This graph is intended to demonstrate the impact of changes to the CPI and the impact of the Spread of 1.00%, the minimum interest rate of 0.00%. However, this graph is for purposes of illustration only. The actual interest rate on the notes for any interest period will depend on the actual levels of the CPI in the applicable calendar months.

Before investing in the notes, you should consult publicly available sources for the levels of the CPI.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-24 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. We or one of our affiliates may pay varying selling concessions of up to 2.3125% in connection with the distribution of the notes to other registered broker-dealers. The issue price for investors purchasing the notes in fee-based advisory accounts will be greater than or equal to $985 per note, assuming no custodial fee is charged by a selected dealer, and greater than or equal to $990 per note, assuming the maximum custodial fee is charged by a selected dealer.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

The settlement of the notes will occur on March 6, 2018.

If you place an order to purchase the notes from MLPF&S, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter in connection with this offering and will receive underwriting compensation from us.

The selling agent and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the level of the CPI and the remaining term of the notes. However, none of us, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, our creditworthiness, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the (“Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the EEA, and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the CPI. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the CPI, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-9 of this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated February 7, 2017 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus supplement and prospectus, all in accordance with the provisions of the indenture governing the notes, such notes will be legal, valid and binding obligations of BAC, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof.  In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated January 13, 2017, which has been filed as an exhibit to BAC’s Current Report on Form 8-K dated January 13, 2017.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Variable Rate Debt Securities” for a discussion of these rules.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or any plan subject to similar laws or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code or similar laws.

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) none of us, MLPF&S, or any other selling agent directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our other affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any similar laws) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.